

GET RETURNS FROM MARAUDER

Developed by Small Impact

ANTICIPATED RELEASE: 2022-01-03
PLATFORMS:
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You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Marauder**, if and when Fig Publishing becomes a co-publisher of the game and the game is developed and commercially released **(anticipated Q1 2022)**. The game is being developed by Small Impact Games.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

This offering will be made available to accredited investors, and may also be made available to non-accredited investors depending on how much interest we receive, and certain other factors. If we receive sufficient interest for this security, we will file with the U.S. Securities and Exchange Commission (SEC) to make this investment open to both accredited and non-accredited investors!

Security	Fig Game Shares - Marauder
Game	Marauder
Price Per Share	$500
Maximum Amount of Offering	$500,000
Use of Proceeds	Fig's general working capital — we commit through the license agreement to provide the developer with a funding amount that correlates to the investment raised during the campaign
Revenue Sharing Terms	a. Investors invest in Fig Game Shares - Marauder, of Fig Publishing, Inc. b. Fig provides a development amount (Fig Funds) to the Developer. c. Provided the game is successfully developed and published, the Developer will pay Fig a revenue share on sales receipts received by the Developer. Fig's revenue share percentage will be calculated as: (i) 40% of sales receipts before 3.0x the Fig Funds is returned; after that, (ii) X% of sales receipts, where X is the Fig Funds divided by the estimated budget of the game, a number which will be mutually agreed on by Fig and the Developer before the Fig Funds are delivered. X% shall not be greater than 25%, regardless of the Fig Funds amount. (For example, if the Fig Funds were $200,000 and the agreed estimated budget of the game were $1,000,000, Fig's revenue share would be 40% of sales receipts before 3.0x the Fig Funds is returned; after that, Fig's revenue share would be 20% of sales receipts.) d. Fig will then pay out 85% of its revenue share to holders of Fig Game Shares - Marauder as dividends, periodically over time as the game earns revenue.
Anticipated Game Release Date	Q1 2022
Licensed Platforms	All Developed Platforms

ADDITIONAL INFORMATION

REVENUE SHARING CALCULATIONS

The graph below shows the estimated lifetime distributions for a single Fig Game Share – Marauder ($500 price), at various levels of game sales.* The lifetime distributions will vary depending on the level of investment raised, because Fig's revenue share would be divided among the number of securities is outstanding. However, the more funds we raise, the more funds we can make available for game development, which may translate into more consumer interest in the completed game. The graph assumes investment raised is $500,000 and an estimated game budget of $1,000,000. If estimated budget is higher than $1,000,000, the dividend payment to stockholders would be lower than presented for any given level of unit sales.


fig.co
Example 1
Example 3
Breakeven

*** This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions.**

HOW INVESTING WORKS

These charts generally show how investments help fund game development and how sales receipts will be shared.


FUNDING GAME DEVELOPMENT
FUTURE GAME SALES RECEIPTS
PLEDGES
INVESTMENT
fig
DEVELOPER
fig
DEVELOPER SHARE
INVESTOR RETURNS

1. Investors invest in Fig Game Shares - Marauder, of Fig Publishing, Inc.
2. Fig provides a development amount (Fig Funds) to the Developer.
3. Provided the game is successfully developed and published, the Developer will pay Fig a revenue share on sales receipts received by the Developer. Fig's revenue share percentage will be calculated as:

   (i) 40% of sales receipts before 3.0x the Fig Funds is returned; after that,

   (ii) X% of sales receipts, where X is the Fig Funds divided by the estimated budget of the game, a number which will be mutually agreed on by Fig and the Developer before the Fig Funds are delivered. X% shall not be greater than 25%, regardless of the Fig Funds amount.
4. Fig then pays out 85% of these revenues allotted to shareholders of Fig Game Shares - Marauder.

TRANSPARENCY

Transparency is important to us. Please read the investment materials that are available when you begin investing. More information about Fig can be found in its SEC filings online at www.sec.gov. This includes our audited and reviewed financial statements.

View our audited and reviewed financials at the SEC

Investor FAQs

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